Exhibit 99.2

Second Quarter Report – 2008

Consolidated Statements of Earnings (Loss)
(US dollars in millions, except for share and per share amounts – Unaudited)
			Three Months Ended June 30		Six Months Ended June 30
	Note		2008	2007	2008	2007
Revenues			$631.7	$528.8	$1,258.4	$1,003.0
Operating expenses			318.9	234.1	577.4	449.6
Depreciation and depletion			119.9	108.0	231.1	208.7
Earnings from mine operations			192.9	186.7	449.9	344.7
Corporate administration (1)			41.4	39.9	66.5	65.6
Exploration			15.3	10.9	27.8	17.8
Earnings from operations			136.2	135.9	355.6	261.3
Other income (expense)
Interest and other income			9.1	1.8	18.8	6.3
Interest expense and finance fees			(0.6)	(12.7)	(6.2)	(26.5)
Share of income (loss) of equity investee			0.1	(0.6)	3.9	(0.6)
Loss on foreign exchange			(91.2)	(102.9)	(157.8)	(46.2)
Non-hedge derivative loss	9		(0.7)	(26.9)	(32.3)	(35.2)
Gain (loss) on securities, net	9		-	11.9	(1.5)	9.1
Gain on sale of Peak and Amapari mines			-	40.2	-	40.2
Gain on disposition of Silver Wheaton shares	4	(b)	-	-	292.5	-
Dilution (loss) gain			(0.7)	6.5	1.4	6.7
			(84.0)	(82.7)	118.8	(46.2)
Earnings from continuing operations before taxes and non-controlling interests			52.2	53.2	474.4	215.1
Income and mining taxes			(61.6)	(50.8)	(245.2)	(82.8)
Non-controlling interests	11		0.2	(11.4)	(8.9)	(23.8)
Net (loss) earnings from continuing operations			(9.2)	(9.0)	220.3	108.5
Net earnings from discontinued operations	5		-	11.9	-	19.3
Net (loss) earnings			$(9.2)	$2.9	$220.3	$127.8
(1)Stock option expense (a non-cash item) is included in corporate administration	12	(b)	$15.3	$18.5	$19.7	$24.9

(Loss) earnings per share from continuing operations
Basic			$(0.01)	$(0.01)	$0.31	$0.15
Diluted			(0.01)	(0.01)	0.31	0.15

(Loss) earnings per share
Basic			$(0.01)	$0.00	$0.31	$0.18
Diluted			(0.01)	0.00	0.31	0.18

Weighted-average number of shares outstanding (in thousands)
Basic			710,774	704,044	709,740	703,830
Diluted	12	(c)	710,774	708,962	714,479	709,421

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 32

Second Quarter Report – 2008

Consolidated Balance Sheets
(US dollars in millions – Unaudited)
	Note		June 30 2008	December 31 2007
Assets
Current
Cash and cash equivalents	13		$1,160.8	$510.8
Marketable securities	9		29.0	25.8
Accounts receivable			166.1	154.5
Income and mining taxes receivable			12.8	43.3
Future income and mining taxes			13.5	10.7
Inventories and stockpiled ore			221.6	191.4
Other			60.3	15.3
Current assets			1,664.1	951.8
Mining interests	6		15,042.6	16,452.8
Deposits on mining interest expenditures			174.7	-
Goodwill	6		761.8	815.6
Silver interests	4	(b)	-	385.3
Stockpiled ore			91.1	76.2
Other long-term investments	9		215.2	228.0
Other	7		62.6	42.5
			$18,012.1	$18,952.2
Liabilities
Current
Accounts payable and accrued liabilities			$280.7	$277.3
Current portion of long-term debt	8		-	28.6
Current derivative instrument liability	9		22.4	15.5
			303.1	321.4
Income and mining taxes payable			31.5	33.5
Future income and mining taxes			4,132.2	3,858.3
Long-term debt	8		-	1,036.3
Reclamation and closure cost obligations			265.7	261.3
Other			17.4	13.2
			4,749.9	5,524.0
Non-controlling interests	11		47.8	449.6
Shareholders’ Equity
Common shares, share purchase warrants, and stock options	12		12,028.1	11,930.4
Retained earnings			1,046.5	890.1
Accumulated other comprehensive income			139.8	158.1
			1,186.3	1,048.2
			13,214.4	12,978.6
			$18,012.1	$18,952.2

Commitments and contingencies  (Note 15)

Subsequent event  (Note 16)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements
GOLDCORP | 33

Consolidated Statements of Cash Flows
(US dollars in millions – Unaudited)
			Three Months Ended June 30		Six Months Ended June 30
	Note		2008	2007	2008	2007
Operating Activities
Net (loss) earnings from continuing operations			$(9.2)	$(9.0)	$220.3	$108.5
Reclamation expenditures			(5.3)	(0.2)	(8.5)	(2.0)
Items not affecting cash
Depreciation and depletion			119.9	108.0	231.1	208.7
Stock option expense	12	(b)	15.3	18.5	19.7	24.9
Share of (income) loss of equity investee			(0.1)	0.6	(3.9)	0.6
Non-hedge derivative (gain) loss	9		(9.8)	17.7	13.7	31.1
Loss (gain) on securities, net			0.1	(11.9)	1.0	(9.1)
Gain on sale of Peak and Amapari mines			-	(40.2)	-	(40.2)
Gain on disposition of Silver Wheaton shares	4	(b)	-	-	(292.5)	-
Dilution loss (gain)	11		0.7	(6.5)	(1.4)	(6.7)
Future income and mining taxes			17.8	(36.0)	126.4	(55.3)
Non-controlling interests	11		(0.2)	11.4	8.9	23.8
Unrealized foreign exchange loss and other			97.1	99.8	150.6	44.7
Change in non-cash working capital	13		(41.6)	(31.4)	(64.4)	(96.9)
Cash provided by operating activities of continuing operations			184.7	120.8	401.0	232.1
Cash provided by operating activities of discontinued operations	5		-	13.5	-	33.7
Investing Activities
Mining interests			(252.9)	(223.6)	(447.6)	(364.4)
Deposits on mining interest expenditures			(50.3)	-	(174.7)	-
Proceeds from dispositions of mining interests			-	192.9	-	216.9
Silver purchase interests			-	(57.7)	-	(57.7)
Proceeds from disposition of Silver Wheaton shares, less cash	4	(b)	-	-	1,505.1	-
Purchase of investments			-	(6.9)	-	(10.6)
Proceeds from sale of investments			-	21.1	-	21.1
Restricted cash received			-	-	-	65.0
Other			(3.1)	13.8	(3.6)	6.9
Cash (used in) provided by investing activities of continuing operations			(306.3)	(60.4)	879.2	(122.8)
Cash used in investing activities of discontinued operations	5		-	(0.8)	-	(1.4)
Financing Activities
Long-term debt borrowings			-	740.0	-	740.0
Long-term debt repayments	8	(a)	-	(940.0)	(645.0)	(1,125.0)
Common shares issued, net			39.4	5.2	79.8	7.6
Shares issued by subsidiaries to non-controlling interests			-	23.7	-	26.4
Dividends paid to common shareholders			(32.0)	(31.7)	(63.9)	(63.3)
Cash provided by (used) in financing activities			7.4	(202.8)	(629.1)	(414.3)
Effect of exchange rate changes on cash and cash equivalents			6.1	0.4	(1.1)	0.6
(Decrease) increase in cash and cash equivalents			(108.1)	(129.3)	650.0	(272.1)
Cash and cash equivalents, beginning of period			1,268.9	383.5	510.8	526.3
Cash and cash equivalents, end of period	13		$1,160.8	$254.2	$1,160.8	$254.2

Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 34

Second Quarter Report – 2008

Consolidated Statements of Shareholders’ Equity
(US dollars in millions, shares in thousands – Unaudited)
	Common Shares
	Shares	Amount	Share Purchase Warrants	Stock Options	Retained Earnings	Accumulated Other Comprehensive Income	Total
At January 1, 2007	703,525	$11,663.5	$42.1	$120.2	$556.9	$144.1	$12,526.8
Stock options exercised and restricted share units issued	4,812	109.1	-	(36.0)	-	-	73.1
Share purchase warrants exercised	14	0.2	(0.1)	-	-	-	0.1
Fair value of stock options and restricted share units issued and vested	-	-	-	31.4	-	-	31.4
Dividends declared	-	-	-	-	(126.9)	-	(126.9)
Net earnings	-	-	-	-	460.1	-	460.1
Other comprehensive income	-	-	-	-	-	14.0	14.0
At December 31, 2007	708,351	$11,772.8	$42.0	$115.6	$890.1	$158.1	$12,978.6
Stock options exercised and restricted share units issued	4,123	117.1	-	(37.3)	-	-	79.8
Fair value of stock options and restricted share units issued and vested	-	-	-	17.9	-	-	17.9
Dividends declared	-	-	-	-	(63.9)	-	(63.9)
Net earnings	-	-	-	-	220.3	-	220.3
Other comprehensive loss	-	-	-	-	-	(18.3)	(18.3)
At June 30, 2008	712,474	$11,889.9	$42.0	$96.2	$1,046.5	$139.8	$13,214.4

Shareholders’ Equity (note 12)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 35

Second Quarter Report – 2008

Consolidated Statements of Comprehensive (Loss) Income
(US dollars in millions – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Net (loss) earnings	$(9.2)	$2.9	$220.3	$127.8
Other comprehensive (loss) income:
Gain on available-for-sale securities, net of tax of $2.4 million three months ended; $9.3 million six months ended (2007 – $3.2 million three months ended; $4.1 million - six months ended) (note 9)	5.9	26.6	0.7	31.0
Reclassification adjustment for gains and losses included in net income, net of tax of $nil (2007 - $2.3 million)	-	(11.5)	-	(11.5)
Adjustment arising from disposition of Silver Wheaton shares (note 4(b))	-	-	(17.7)	-
Non-controlling interest	-	(10.3)	(1.3)	(6.7)
Other comprehensive income (loss)	5.9	4.8	(18.3)	12.8
Comprehensive (loss) income	$(3.3)	$7.7	$202.0	$140.6

Consolidated Statements of Accumulated Other Comprehensive Income
(US dollars in millions – Unaudited)
	June 30, 2008	December 31, 2007
Accumulated other comprehensive income at January 1	$158.1	$144.1
Other comprehensive (loss) income for the period	(18.3)	14.0
	$139.8	$158.1
Components of accumulated other comprehensive income at end of period
Unrealized foreign exchange translation adjustment	$101.9	$101.9
Available for sale marketable securities and investments	37.9	73.4
Non-controlling interest (note 11)	-	(17.2)
	$139.8	$158.1

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 36

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2008

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal, Los Filos and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, and the Marigold (67% interest) and Wharf gold mines in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala, and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. At June 30, 2008, Goldcorp also owned a 68% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration company.

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash (note 4(a)).

On February 14, 2008, Goldcorp disposed of its remaining 48% interest in Silver Wheaton (Note 4(b)).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as described in Note 3. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position as at June 30, 2008 and results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

GOLDCORP | 37

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp and their geographic locations at June 30, 2008 are listed below:

Mining properties	Location	Ownership interest	Status	Operations and development projects owned
Red Lake Gold Mines (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell complexes
Porcupine Mine (“Porcupine”) (1)	Canada	100%	Consolidated	Porcupine mine, Hollinger project
Musselwhite Mine (“Musselwhite”) (1)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore gold project
Terrane Metals Corp. (“Terrane”)	Canada	68%	Consolidated	Mt Milligan and certain other Canadian exploration interests
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	San Dimas, Los Filos and Nukay mines and El Limón gold project
Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito project
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Montana Exploradora de Guatemala SA (“Marlin”)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco project
Minerales Entre Mares de Honduras SA (“San Martin”)	Honduras	100%	Consolidated	San Martin mine
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project

(1)	Proportionately consolidated to December 21, 2007, consolidated thereafter (Note 4(a)).

All intercompany transactions and balances have been eliminated.

Goldcorp sold its Peak gold mine in Australia and Amapari gold mine in Brazil to Peak Gold Ltd. (‘Peak Gold’) in the second quarter of 2007, in exchange for a 22% equity interest in Peak Gold. Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time the investment was designated as available for sale for accounting purposes and valued at market value.  On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold Inc. (‘New Gold’), with the combined company carrying on as New Gold. Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold has been designated as available for sale for accounting purposes (Note 9).

GOLDCORP | 38

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

3.     CHANGES IN ACCOUNTING POLICIES

Accounting Policies Implemented Effective January 1, 2008

On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the Canadian Institute of Chartered Accountants. Sections 3862, Financial Instruments – Disclosure and 3863, Financial Instruments – Presentation have replaced Section 3861, Financial Instruments – Disclosure and Presentation. These new sections incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments (Note 9).  Section 1535, Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with capital requirements and, if the entity has not complied, the consequences of such non-compliance (Note 10).

Section 3031, Inventories, which replaces Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company’s consolidated financial position and results of operations.  The amount of inventories recognized as an expense during the period is reported as “operating expenses” in the Statement of Earnings (Loss).

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

4.	ACQUISITION AND DISPOSITION OF MINING INTERESTS

(a)	Acquisition of 100% Interest in Porcupine and Musselwhite and Disposition of Interest in La Coipa

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash plus closing adjustments.

The La Coipa operations were classified as discontinued operations in the 2007 consolidated financial statements (Note 5), and a gain of $46.4 million was recognized on the disposition in the fourth quarter of 2007.

Goldcorp’s interests in Porcupine and Musselwhite are included in these interim consolidated financial statements at 51% and 68%, respectively, for the first and second quarters of 2007 and at 100% in the first and second quarters of 2008.

The acquisition of the remaining interests in Porcupine and Musselwhite was accounted for as a step purchase transaction, with the cost of the acquisition allocated as follows:

GOLDCORP | 39

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Purchase price:
Cash	$206.5
50% interest in La Coipa	100.0
Transaction costs	5.7
$312.2
Net assets acquired:
Cash and cash equivalents	$1.7
Non-cash operating working capital	10.2
Mining interests	345.8
Other assets	11.9
Future income tax liabilities	(7.7)
Reclamation and closure cost obligations	(46.1)
Other liabilities	(3.6)
$312.2

The allocation of the purchase price was finalized in the first quarter of 2008, resulting in a $0.7 million decrease to the purchase price due to an adjustment to the original estimate for transaction costs.

(b)	Disposition of Silver Wheaton Shares
On February 14, 2008, Goldcorp disposed of its 108 million common shares of Silver Wheaton (48% interest) to a syndicate of underwriters at a price of Cdn $14.50 per common share, for gross proceeds of $1.571 billion, less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million.

After deducting the book value of the Silver Wheaton shares ($546 million) and transaction costs ($55.7 million), the Company had an excess of consideration of $969.3 million on the sale of its Silver Wheaton shares. The sale of the Silver Wheaton shares resulted in an income tax liability for the Company of $156 million, which has been recorded as a future income tax expense in the first quarter.

As a result of the Company having a contractual requirement to continue to sell silver to Silver Wheaton from San Dimas, Los Filos and Peñasquito at approximately $4 per ounce, $689.9 million of the excess consideration before tax has been deferred and has been applied as a reduction to mining properties, plant and equipment at San Dimas, Los Filos and Peñasquito ($479.4 million, $26.5 million and $184.0 million, respectively. In addition, the book value of the San Dimas and Peñasquito silver interests attributable to Silver Wheaton ($814.9 million) has also been applied as a reduction to mining properties, plant and equipment at San Dimas and Peñasquito ($310.6 million and $504.3 million, respectively).

The recorded net gain, before tax, of $292.5 million, representing the portion of the gain related to Goldcorp’s former interest in the third party silver arrangements between Silver Wheaton and Zinkgruvan, Yauliyacu and Stratoni ($279.4 million) and the realization of the amounts recorded by Goldcorp in accumulated OCI for its proportionate share of Silver Wheaton’s adjustments for OCI ($17.7 million), less $4.6 million related to the recognition of a liability attributed to the silver arrangements between Goldcorp and Silver Wheaton for a previously disposed mineral interest, has been recorded in net earnings in the first quarter of 2008.

As a result of Goldcorp’s continuing cash flows with Silver Wheaton arising from the Peñasquito and San Dimas silver arrangements, Silver Wheaton has not been classified as a discontinued operation in these interim consolidated financial statements.

GOLDCORP | 40

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

5.	DISCONTINUED OPERATIONS

As discussed in Note 4(a), as a result of the sale of Goldcorp’s interest in the La Coipa gold and silver mine in the fourth quarter of 2007, the results of La Coipa, previously disclosed as a separate operating segment in Note 14, were reclassified as a discontinued operation in the comparative figures disclosed in these interim consolidated financial statements.

Selected financial information of discontinued operation is as follows:
	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Net earnings (loss) from discontinued operations
Revenues	$38.2	$69.6
Earnings from discontinued operations	16.5	31.6
Interest and other income	-	0.5
Income tax expense	(4.6)	(12.8)
	$11.9	$19.3
Earnings per share from discontinued operations
Basic	$0.01	$0.03
Diluted	$0.01	$0.03
Cash flows of discontinued operations
Operating activities	$13.5	$33.7
Investing activities	(0.8)	(1.4)
	$12.7	$32.3

GOLDCORP | 41

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

6.    MINING INTERESTS

	June 30, 2008			December 31, 2007
	Cost	Accumulated depreciation and depletion	Net	Cost	Accumulated depreciation and depletion	Net
Mining properties	$14,042.1	$631.9	$13,410.2	$15,564.3	$532.0	$15,032.3
Plant and equipment	2,087.8	455.4	1,632.4	1,790.9	370.4	1,420.5
	$16,129.9	$1,087.3	$15,042.6	$17,355.2	$902.4	$16,452.8

A summary by property of the net book value is as follows:
	Mining properties
	Depletable	Non- depletable	Total	Plant and equipment	June 30 2008	December 31 2007
Red Lake	$480.3	$525.4	$1,005.7	$178.9	$1,184.6	$1,170.6
Porcupine	124.4	191.0	315.4	190.4	505.8	512.9
Musselwhite	57.3	154.7	212.0	125.2	337.2	329.6
Éléonore gold project	-	751.2	751.2	-	751.2	728.0
Canadian exploration properties	-	178.6	178.6	-	178.6	171.7
Wharf	5.9	-	5.9	2.2	8.1	5.4
Marigold	50.8	115.8	166.6	34.5	201.1	202.5
San Dimas (a) (note 4(b))	0.9	-	0.9	1.6	2.5	810.6
Los Filos (a)	271.2	169.1	440.3	274.1	714.4	708.7
El Sauzal	134.8	154.0	288.8	30.2	319.0	359.6
Peñasquito (note 4(b))	-	8,469.3	8,469.3	499.2	8,968.5	9,477.4
Mexican exploration projects	-	167.0	167.0	-	167.0	166.8
Alumbrera	374.4	-	374.4	216.3	590.7	616.3
Marlin	452.8	286.8	739.6	63.6	803.2	823.0
Cerro Blanco	-	36.6	36.6	2.9	39.5	35.7
San Martin	-	-	-	4.2	4.2	4.2
Corporate and other	-	-	-	7.1	7.1	6.2
	$1,952.8	$11,199.5	$13,152.3	$1,630.4	$14,782.7	$16,129.2
Equity Investments
Pueblo Viejo	-	170.1	170.1	-	170.1	133.7
El Limón project	-	87.8	87.8	2.0	89.8	89.8
Peak Gold (note 2)	-	-	-	-	-	100.1
	-	257.9	257.9	2.0	259.9	323.6
	$1,952.8	$11,457.4	$13,410.2	$1,632.4	$15,042.6	$16,452.8

  The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	June 30 2008	December 31 2007
Red Lake	$404.4	$404.4
Peñasquito	283.1	283.1
Los Filos	74.3	74.3
Silver Wheaton (note 4(b))	-	53.8
	$761.8	$815.6

  (a)  San Dimas was formerly reported as “Luismin” and included the Nukay mine, which is now included with Los Filos. The comparative period has been reclassified.

GOLDCORP | 42

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

7.  OTHER LONG-TERM ASSETS
	June 30 2008	December 31 2007
Reclamation deposits	$5.1	$6.6
Sales/indirect taxes recoverable	34.7	18.8
Other	22.8	17.1
	$62.6	$42.5

8.	BANK CREDIT FACILITIES
	June 30 2008	December 31 2007
$1.5 billion revolving credit facility(a)	$-	$645.0
$200 million non-revolving term loan(b)	-	192.9
$300 million revolving term loan(b)	-	227.0
	-	1,064.9
Less: current portion of long-term debt	-	28.6
	$-	$1,036.3

(a)	During the first quarter of 2008, Goldcorp repaid all amounts outstanding under this revolving credit facility with the proceeds from the sale of the Silver Wheaton shares (note 4(b)).

(b)	Silver Wheaton is no longer consolidated in Goldcorp’s balances following the share sale on February 14, 2008 (note 4(b)).

(c)	Reclamation letters of credit outstanding as at June 30, 2008 totaled $227.9 million (December 31, 2007 – $230.7 million).

(d)
On July 8, 2008 Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to Cdn $40 million to further advance Terrane's long lead-time capital equipment procurement program in support of the construction of an open pit mine and 60,000 tonnes per day processing plant at Terrane’s Mt. Milligan Project. Under the terms of the credit agreement, Goldcorp will guarantee the credit facility in exchange for a one-time option to convert its fully diluted in-the-money equity interest in Terrane into a participating joint venture interest in the Mt. Milligan Project.  The Option can only be exercised during the term of the credit agreement, and then only if Goldcorp’s resulting joint venture interest in the Mt. Milligan Project will be greater than 30%, and is also subject to a 60% maximum limit. If the Option Agreement is exercised, the parties will develop and operate the Mt. Milligan Project under a joint operating agreement as set out pursuant to the Option Agreement. The party holding the majority joint venture participating interest in the Mt. Milligan Project will be the operator. Terrane will call a special meeting of its shareholders on August 8, 2008 in order to seek approval for the credit and option agreements.

9.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities

The Company’s financial instruments primarily consist of cash, short-term money market investments, marketable securities, equity investments, warrants, accounts receivable, accounts payable and copper forward contracts.

For cash, short-term money market investments, and current accounts receivable and payable, carrying value is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments. The fair value of other financial assets

GOLDCORP | 43

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

represents the market value of quoted investments. The fair value of copper forward contracts is determined by reference to quoted market prices.

Marketable securities and investments
Recorded at fair value	June 30 2008	December 31 2007

Marketable securities
Available for sale	$29.0	$25.8

Investments
Equity investments – available for sale	$213.6	$224.3
Warrants – held for trading	1.6	3.7
	$215.2	$228.0

	June 30, 2008			December 31, 2007
		Mark-to-Market Gain (Loss) in OCI
Available for sale	Fair Value	Three Months Ended	Six Months Ended	Fair Value	Mark-to-Market Gain (Loss) in OCI
Marketable Securities	$29.0	$1.7	$3.3	$25.8	$15.6
Investments	213.6	6.6	6.7	224.3	13.0
	242.6	8.3	10.0	250.1	28.6
Future tax recovery (expense) in OCI	-	(2.4)	(9.3)	-	7.8
	242.6	5.9	0.7	250.1	36.4
Reclassification adjustment for gains and losses included in net earnings, net of tax – $nil (2007 – $1.2 million)	-	-	-	-	(21.1)
Non-controlling interest in OCI	-	-	(1.3)	-	(1.3)
	$242.6	$5.9	$(0.6)	$250.1	$14.0

	June 30, 2008			December 31, 2007
		Mark-to-Market Gain (Loss) in Net Earnings			Mark-to- Market Gain (Loss) in Net Earnings
Warrants – held for trading	Fair Value	Three Months Ended	Six Months Ended	Fair Value
Investments	$1.6	$-	$(1.6)	$3.7	$(10.0)
Future tax recovery	-	-	-	-	1.2
Non-controlling interest	-	-	(0.3)	-	1.1
	$1.6	$-	$(1.9)	$3.7	$(7.7)

The Company has recognized a future income tax liability of $3.1 million as at June 30, 2008 (December 31, 2007 - $1.0 million) that relates to the cumulative mark-to-market gains on the available-for-sale securities and the warrants held by the Company. The tax estimate is based on the assumption that if the securities were sold at market value the capital gains would be taxed at the appropriate Canadian tax rate.

By holding these long-term investments the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

GOLDCORP | 44

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Derivative Instruments

(i)	Copper forward contracts

The Company enters into copper forward contracts to manage its exposure to copper price volatility. These contracts do not qualify for hedge accounting, and are therefore marked to market at the end of each reporting period, as determined by reference to published copper prices in an active market.

At June 30, 2008, the Company had entered into 15 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.45 on 13.9 million pounds and calls sold at an average price of $3.92 on 15.9 million pounds for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month.

			June 30 2008	December 31 2007
Current derivative asset, included in other current assets			$1.0	$7.9
Current derivative liability			22.4	15.5

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Realized loss on matured contracts	$(10.5)	$(9.2)	$(18.6)	$(4.1)
Unrealized gain (loss) on fair value change of outstanding contracts	9.8	(17.7)	(13.7)	(31.1)
Non-hedge derivative (loss) gain	$(0.7)	$(26.9)	$(32.3)	$(35.2)

(ii)	Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no embedded derivatives requiring separate accounting at June 30, 2008 and December 31, 2007.

(b)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including commodity risk, foreign exchange risk and interest rate risk, in accordance with its Risk Management Policy. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business; the Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements.

The following describes the type of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

Credit risk

The Company’s financial assets are primarily comprised of cash and cash equivalents, accounts receivable, marketable securities and investments. Credit risk is primarily associated with trade receivables; however, it also arises on cash equivalents and derivative financial instruments.

GOLDCORP | 45

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

To mitigate exposure to credit risk on liquid funds and derivative financial instruments, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with trade receivables at June 30, 2008 is not considered to be high.

The Company’s maximum exposure to credit risk at the balance sheet date is as follows:
	June 30, 2008	December 31, 2007
Short-term money market investments	$1,105.6	$393.9
Accounts receivable	166.1	154.5
Marketable securities	29.0	25.8
Investments	215.2	228.0
	$1,515.9	$802.2

Liquidity risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Goldcorp has in place a $1.5 billion committed loan facility, which was undrawn at June 30, 2008.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2008					December 31, 2007
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$280.6	-	-	$-	$280.6	$277.3
Derivative instruments, net	21.4	-	-	-	21.4	7.6
Long-term debt payments	-	-	-	-	-	1,064.9
Capital expenditures	410.6	-	-	-	410.6	530.8
Rental and lease payments	8.6	9.5	4.2	2.7	25.0	19.5
	$721.2	$9.5	$4.2	$2.7	$737.6	$1,900.1

Market risk

(i)	Currency risk

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos,

GOLDCORP | 46

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Guatemalan quetzals and Honduran lempira. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. In addition, following the Glamis and Placer acquisitions in 2006, the Company recorded $3.1 billion of future income tax liabilities on mineral interests which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in net earnings (loss) in the period.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than US dollars:
June 30, 2008	Cash and cash equivalents	Accounts receivable	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Future income tax assets (liabilities)
Canadian dollar	$180.6	$25.0	$60.5	$(104.5)	$(709.4)
Mexican peso	19.6	16.6	(25.4)	(92.4)	(3,025.2)
Argentinean peso	3.1	20.3	(23.8)	(55.9)	(110.5)
Guatemalan quetzal	0.9	0.1	-	(10.0)	0.6
	$204.2	$62.0	$11.3	$(262.8)	$(3,844.5)

December 31, 2007	Cash and cash equivalents	Accounts receivable	Income and mining taxes receivable (payable)	Accountspayable and accrued liabilities	Future income tax liabilities
Canadian dollar	$18.9	$23.7	$71.4	$(113.9)	$(627.1)
Mexican peso	4.8	9.9	(15.3)	(41.1)	(2,595.7)
Argentinean peso	10.7	17.6	(12.8)	(66.8)	(163.5)
Guatemalan quetzal	0.4	-	-	(12.5)	(0.4)
	$34.8	$51.2	$43.3	$(234.3)	$(3,386.7)

Based on the above net exposures at June 30, 2008, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $260.4 million increase or decrease in the Company’s after-tax net earnings.

Goldcorp’s Risk Management Policy includes hedging to reduce the risk associated with currency fluctuations; however, Goldcorp has not entered into such types of transactions during the current or comparative periods. The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currencies in which the Company operates. In the current period, favourable changes in metal prices have mitigated the adverse effect of the appreciation of the Canadian dollar against the US dollar.

(ii)	Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s credit facilities are at floating interest rates. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The Company did not have any borrowings outstanding at June 30, 2008.

(iii)	Commodity price risk

Profitability of the Company depends on metal prices for gold, silver and copper. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.

GOLDCORP | 47

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

A 10% change in commodity prices would impact the Company’s net earnings as follows:
	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Gold price	$33.9	$23.6	$66.7	$46.2
Silver price	1.2	3.3	5.0	6.8
Copper price	8.2	9.4	15.4	15.7

10.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

The Company expects its current capital resources and projected free cash flow from continuing operations to support further exploration and development of its mineral properties.

11.	NON-CONTROLLING INTERESTS
	Silver Wheaton	Terrane	Total
At January 1, 2007	$327.4	$27.1	$354.5
Change in accounting policy impact on retained earnings of subsidiary	2.5	-	2.5
Non-controlling interest in accumulated OCI	15.9	-	15.9
Non-controlling interest in current OCI	1.3	-	1.3
Increase in non-controlling interest (a)	9.2	20.1	29.3
Share of net earnings (loss)	47.0	(0.9)	46.1
At December 31, 2007	$403.3	$46.3	$449.6
Increase in non-controlling interest	-	(0.1)	(0.1)
Share of net earnings	7.3	1.6	8.9
Disposition of Silver Wheaton shares (note 4(b))	(410.6)	-	(410.6)
At June 30, 2008	$-	$47.8	$47.8

(a)	Silver Wheaton

Goldcorp’s interest in Silver Wheaton decreased marginally during 2007, to 48% from 49%, as a result of common share issuances from the exercise of stock options and warrants. As disclosed in Note 4(b), Goldcorp disposed of its 48% interest in Silver Wheaton on February 14, 2008.

GOLDCORP | 48

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Related party transactions

Prior to February 14, 2008, Goldcorp owned 48% of Silver Wheaton’s outstanding common shares. In the first quarter of 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, Silver Wheaton purchased approximately 841,000 ounces (2007 – 1.9 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.95 per ounce, for total consideration of approximately $3.3 million (2007 – $7.6 million). In the second quarter of 2007, Silver Wheaton purchased 1.4 million ounces of silver from a subsidiary of the Company at a price of $3.90 per ounce, for a total consideration of approximately $5.5 million.

12.	SHAREHOLDERS’ EQUITY

At June 30, 2008, the Company had unlimited authorized common shares and 712.5 million common shares outstanding (December 31, 2007 – 708.4 million). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.

(a)	Share Purchase Warrants

As at June 30, 2008, the Company had 8.4 million warrants outstanding (December 31, 2007 – 8.4 million), which entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 32.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 14.5 million stock options outstanding at June 30, 2008, 11.5 million relate to options granted under the 2005 Stock Option Plan.

The Company granted 4.5 million stock options during the second quarter ended June 30, 2008, which vest over a period of three years, are exercisable at $40.05 (C$39.77) per option, expire in 2013, and have a fair value of $49.4 million.  The Company granted 3.8 million stock options during the same period in the prior year which vested over two years, were exercisable at $23.68 (C$25.71) per option, expire in 2017, and had a fair value of $21.7 million.

Compensation expense related to stock options has been recognized as follows:
	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2008	2007	2008	2007
Goldcorp	$15.1	$17.1	$17.9	$22.1
Terrane	0.2	0.8	0.7	1.7
Silver Wheaton	-	0.6	1.1	1.1
	$15.3	$18.5	$19.7	$24.9

GOLDCORP | 49

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

A summary of changes in outstanding stock options is as follows:
	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2007	15,199	$19.16
Granted	3,939	25.65
Exercised	(4,645)	15.17
Cancelled	(468)	24.44
At December 31, 2007	14,025	$22.12
Granted	4,520	39.77
Exercised	(3,853)	21.25
Cancelled	(169)	25.91
At June 30, 2008	14,523	$27.80

The following table summarizes information about the options outstanding at June 30, 2008:

	Options Outstanding			Options Exercisable
Exercise Prices (C$)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$2.05 – $3.90	149	$3.18	1.4	149	$3.18	1.4
$8.06 – $10.45	524	10.42	1.7	524	10.42	1.7
$12.52 – $15.00	1,026	13.01	1.5	1,026	13.01	1.5
$16.87 – $19.23	3,030	18.79	6.5	3,030	18.79	6.5
$21.01 – $24.46	205	23.46	6.2	65	21.71	3.8
$25.71 – $28.84	2,964	25.90	8.0	1,734	25.87	7.4
$30.55 – $34.39	2,105	31.47	7.9	1,111	31.45	7.9
$39.77	4,520	39.77	4.9	-	-	-
	14,523	$27.80	5.9	7,639	$20.61	5.8

(c)   Diluted Earnings per Share

Diluted earnings per share is calculated based on the following weighted-average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2008	2007	2008	2007
Basic weighted-average number of shares outstanding	710,774	704,044	709,740	703,830
Effect of dilutive securities:
Stock options	-	4,690	4,364	5,362
Restricted share units	-	228	375	229
Diluted weighted-average number of shares outstanding	710,774	708,962	714,479	709,421

As a result of the losses incurred in the three months ended June 30, 2008, the effect of 4.5 million stock options, 0.4 million restricted share units and 8.4 million share purchase warrants was anti-dilutive, and, therefore, these securities were excluded from the computation of diluted weighted-average number of shares in the current period. The following lists the stock options and share

GOLDCORP | 50

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$39.73 for the six months ended June 30, 2008 (three months ended June 30, 2007 – C$26.89 and six months ended June 30, 2007 – C$28.83):
	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2008	2007	2008	2007
Stock options	-	3,440	4,520	3,440
Share purchase warrants	-	8,439	8,439	8,439

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Change in non-cash operating working capital
Accounts receivable	$(19.9)	$(24.7)	$(13.0)	$(49.4)
Income and mining taxes receivable	(4.9)	-	(3.3)	-
Inventories and stockpiled ore	(27.6)	(4.1)	(45.2)	(21.5)
Accounts payable and accrued liabilities	45.2	29.0	31.1	16.0
Income and mining taxes payable	(19.5)	(31.6)	18.1	(36.3)
Net current assets and liabilities held for sale	-	3.0	-	-
Other	(14.9)	(3.0)	(52.1)	(5.7)
	$(41.6)	$(31.4)	$(64.4)	$(96.9)

Non-cash financing and investing activities
Shares received on distribution of Peak and Amapari mines	$-	$100.0	$-	$100.0
Shares received upon disposition of mining interests	$-	$2.0	$-	$2.0

Operating activities included the following cash payments
Interest paid	$0.3	$13.0	$7.2	$28.4
Income taxes paid	$57.8	$124.5	$89.9	$177.7

Cash and cash equivalents are comprised of:

	June 30 2008	June 30 2007	December 31 2007
Cash	$55.2	$99.4	$116.9
Short-term money market investments	1,105.6	154.8	393.9
	$1,160.8	$254.2	$510.8

GOLDCORP | 51

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

14.  SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below.

	Three Months Ended June 30, 2008
	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures for mining interests
Red Lake	$126.2	$21.5	$51.3	$22.0
Porcupine	63.3	19.4	(2.6)	12.7
Musselwhite	44.4	6.1	4.2	11.8
Éléonore gold project	-	-	(0.3)	22.7
Marigold	22.8	2.6	1.9	2.6
San Dimas (4)	20.8	0.4	1.8	9.9
Los Filos (4)	53.1	9.4	16.3	10.0
El Sauzal	61.4	24.5	26.2	8.4
Peñasquito	-	-	-	155.0
Alumbrera	157.1	18.1	52.6	4.2
Wharf	15.9	0.9	6.3	2.4
Marlin	63.7	14.2	26.1	8.1
San Martin	2.7	1.1	(1.5)	-
Pueblo Viejo	-	-	-	26.0
Terrane	-	-	(1.2)	3.8
Other (1)	0.3	1.7	(44.9)	3.6
Total	$631.7	$119.9	$136.2	$303.2

	Six Months Ended June 30, 2008
	Revenues	Depreciation and depletion	Earnings (loss) from continuing operations	Expenditures for mining interests	Total assets
Red Lake	$246.5	$40.1	$99.8	$52.8	$1,622.6
Porcupine	128.8	30.2	6.7	22.7	556.4
Musselwhite	84.3	12.0	4.7	19.2	360.3
Éléonore gold project	-	-	(0.3)	42.4	789.4
Marigold	43.0	5.0	7.2	3.3	244.2
San Dimas (4)	48.9	7.8	7.6	17.3	480.2
Los Filos (4)	100.1	18.1	39.2	22.3	656.0
El Sauzal	115.7	45.9	49.6	10.7	393.2
Peñasquito	-	-	-	359.3	9,541.8
Alumbrera	290.1	32.6	120.8	8.7	806.9
Wharf	27.3	1.8	9.3	3.0	48.4
Marlin	143.3	30.8	68.1	11.7	866.2
San Martin	5.5	2.2	(2.3)	-	16.4
Pueblo Viejo	-	-	-	36.4	170.1
Silver Wheaton	27.6	2.0	17.4	-	-
Terrane	-	-	(2.9)	6.9	187.2
Other (1, 3)	(2.7)	2.6	(69.3)	5.6	1,272.8
Total	$1,258.4	$231.1	$355.6	$622.3	$18,012.1

GOLDCORP | 52

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

	Three Months Ended June 30, 2007
	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures for mining interests
Red Lake	$124.0	$21.2	$52.0	$26.8
Porcupine	30.5	6.4	3.2	7.6
Musselwhite	25.8	4.4	2.2	4.4
Éléonore gold project	-	-	-	10.1
Marigold	12.9	2.8	(4.9)	3.8
San Dimas (4)	23.1	7.5	(4.9)	10.6
Los Filos (4)	4.6	0.5	2.0	46.2
El Sauzal	50.8	26.8	13.5	0.7
Peñasquito	-	-	-	96.3
Alumbrera	154.8	18.2	69.6	2.5
Wharf	8.8	1.4	2.1	3.6
Marlin	43.8	10.0	17.6	7.7
San Martin	9.5	0.7	2.2	-
Peak (2)	4.2	-	0.6	-
Pueblo Viejo	-	-	-	-
Silver Wheaton (note 4(b))	41.5	7.2	20.0	-
Terrane	-	-	(1.4)	3.1
Other (1)	(5.5)	0.9	(37.9)	0.2
Total	$528.8	$108.0	$135.9	$223.6

	Six Months Ended June 30, 2007
	Revenues	Depreciation and depletion	Earnings (loss) from continuing operations	Expenditures for mining interests	Total assets
Red Lake	$229.9	$39.8	$100.5	$47.8	$1,603.3
Porcupine	50.3	11.9	4.5	13.0	274.5
Musselwhite	49.0	8.5	4.4	9.2	238.7
Éléonore gold project	-	-	-	16.3	725.6
Marigold	22.4	5.2	(5.9)	4.5	533.3
San Dimas (4)	57.2	17.9	3.3	21.8	702.2
Los Filos (4)	8.3	0.9	3.2	68.0	927.3
El Sauzal	94.9	50.7	25.2	1.7	1,052.2
Peñasquito	-	-	-	142.2	8,017.1
Alumbrera	259.1	34.1	91.7	6.6	865.1
Amapari (2)	18.3	0.4	2.8	1.1	-
Wharf	19.5	2.6	6.1	5.3	46.2
Marlin	85.4	19.4	34.0	11.5	1,279.4
San Martin	17.1	1.4	3.8	-	16.1
Peak (2)	18.9	0.1	7.7	9.2	-
Pueblo Viejo	-	-	-	-	98.9
Silver Wheaton	85.6	14.3	41.7	-	823.7
Terrane	-	-	(2.9)	5.8	187.9
Other (1, 3)	(12.9)	1.5	(58.8)	0.4	346.7
Total	$1,003.0	$208.7	$261.3	$364.4	$17,738.2

GOLDCORP | 53

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

(1)	Includes cost of sales from silver sales in San Dimas and Corporate activities.

(2)	The Company sold its Amapari and Peak mines to Peak Gold in April 2007.

(3)	Includes assets of discontinued operations (Note 5).

(4)	The Nukay operation, previously reported with San Dimas (formerly reported as “Luismin”), is now presented as part of the Los Filos operation.

15.	COMMITMENTS AND CONTINGENCIES

As disclosed in Note 9, the Company has commitments for capital expenditures totalling $410.6 million, of which $340.5 million relates to Peñasquito.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

16.	SUBSEQUENT EVENT

On July 30, 2008, the Company entered into an agreement with Gold Eagle Mines Ltd. (“Gold Eagle”) to acquire Gold Eagle pursuant to a plan of arrangement.  Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project. Gold Eagle currently has 106.6 million common shares outstanding of which 5.0 million common shares are owned by Goldcorp.  In addition Gold Eagle currently has outstanding 7.1 million options and 2.8 million warrants to acquire common shares.  Under the plan of arrangement, each common share of Gold Eagle not owned by Goldcorp will be exchanged for (i) a cash payment in the amount of C$6.80 and (ii) 0.146 common shares of Goldcorp, assuming full pro-ration. Gold Eagle shareholders will have the option to elect to receive cash (on the basis of C$13.60 per Gold Eagle share), shares (on the basis of 0.292 Goldcorp shares and C$0.0001 per Gold Eagle share) or a combination of cash and shares, subject to pro-ration, with an aggregate maximum cash consideration of C$691 million and an aggregate maximum of 14.8 million common shares of Goldcorp (approximately 2% of the total common shares outstanding of Goldcorp) subject to increase on a prorated basis if Gold Eagle warrants and options are exercised prior to the effective date of the arrangement. Completion of the transaction is subject to approval by Gold Eagle shareholders and receipt of regulatory approvals and is expected to close during the third quarter of 2008.

GOLDCORP | 54

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

HEAD OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Telephone:    (604) 696-3000
Fax:                 (604) 696-3001
Website:        goldcorp.com

TORONTO OFFICE
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone:     (416) 865-0326
Fax:                 (416) 359-9787

RENO OFFICE
Suite 310 – 5190 Neil Road
Reno, NV 89502
United States
Telephone:     (775) 827-4600
Fax:                 (775) 827-5044

MEXICO OFFICE
Luismin SA de CV
Arquimedes #130 – 8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone:     52 (55) 9138-4000
Fax:                 52 (55) 5280-7636

STOCK EXCHANGE LISTING
Toronto Stock Exchange:    G
New York Stock Exchange:  GG

TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
(800) 387-0825
Outside of Canada and the US:
(416) 643-5500
Email:     inquiries@cibcmellon.com

INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations
Toll free:  (800) 567-6223
Email:        info@goldcorp.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

GOLDCORP | 55